Exhibit 99.1

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stock broker, bank manager, lawyer or other professional adviser.

NOTICE OF CHANGE
TO SUPPLEMENTARY DIRECTORS’ CIRCULAR

RELATING TO THE OFFER BY

WWE EQUITY HOLDINGS INC.
AN INDIRECT SUBSIDIARY OF

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

TO PURCHASE ALL OF THE COMMON SHARES OF

WESTERN WIND ENERGY CORP.

FOR $2.50 IN CASH PER COMMON SHARE

The Board, acting upon the unanimous recommendation of the Special Committee, recommends that Shareholders REJECT the Offer.

Shareholders are urged to read this Notice of Change and the Supplementary Directors’ Circular in their entirety.

Information contained in this Notice of Change relates to and modifies the Supplementary Directors’ Circular dated January 21, 2013 issued by the Board in connection with the Offer. This Notice of Change should be read in conjunction with the Supplementary Directors’ Circular.

January 23, 2013

January 23, 2013

Dear Western Wind Shareholder:

On November 26, 2012, WWE Equity Holdings Inc., an indirect subsidiary of Brookfield Renewable Energy Partners L.P., made an unsolicited offer to purchase all of the issued and outstanding common shares of Western Wind Energy Corp. (the “Company”) for $2.50 in cash for each outstanding share of Western Wind (the “Offer”).

The board of directors (the “Board of Directors”) issued an initial directors’ circular on December 7, 2012, urging Western Wind shareholders to take no action until there was further communication from the Board of Directors in a supplemental Directors’ Circular. Pursuant to its obligations under applicable securities laws, the Board of Directors issued a supplementary directors’ circular on January 21, 2013 making no recommendation to shareholders as to whether or not to accept the Offer.

For the reasons set out in the attached Notice of Change (the “Notice of Change”), the Board of Directors, acting upon the unanimous recommendation of the special committee of the Board of Directors (the “Special Committee”), is recommending that shareholders REJECT the Offer.

The attached Notice of Change explains the reasons for the Board of Directors’ decision. We strongly encourage you to read the Notice of Change in its entirety, in particular the “Reasons For Recommendation”.

Sincerely,
On behalf of the Board of Directors,

(Signed) V. JOHN WARDLOW	(Signed) MICHAEL BOYD
Director and Chairman of the Special Committee	Director and Chairman of the Board

TABLE OF CONTENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION	ii
AVAILABILITY OF DISCLOSURE DOCUMENTS	ii
NOTICE TO SHAREHOLDERS IN THE UNITED STATES	iii
NOTICE OF CHANGE	1
RECENT DEVELOPMENTS	1
RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS	2
REASONS FOR RECOMMENDATION	2
WESTERN WIND	3
THE OFFEROR AND BROOKFIELD RENEWABLE	3
INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS WITH RESPECT TO THE OFFER	4
OWNERSHIP OF WESTERN WIND SHARES	4
TRADING IN SECURITIES OF WESTERN WIND	4
ISSUANCES OF SECURITIES OF WESTERN WIND	4
OWNERSHIP OF SECURITIES OF THE OFFEROR AND BROOKFIELD RENEWABLE	5
ARRANGEMENTS OR AGREEMENTS REGARDING THE OFFEROR OR BROOKFIELD RENEWABLE	5
ARRANGEMENTS BETWEEN WESTERN WIND AND ITS DIRECTORS OR OFFICERS	5
INTERESTS IN MATERIAL TRANSACTIONS OF OFFEROR	5
SHAREHOLDER RIGHTS PLAN	5
NO MATERIAL CHANGES	6
OTHER INFORMATION	6
STATEMENT OF RIGHTS	6
APPROVAL OF NOTICE OF CHANGE	6
CERTIFICATE	7

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements contained under the headings “Recent Developments”, “Recommendation of the Special Committee and the Board of Directors”, and “Reasons for Recommendation” of this Notice of Change, in addition to statements contained elsewhere in this Notice of Change, may constitute forward-looking information under applicable Canadian securities legislation. These statements relate to future events and are prospective in nature. All statements other than statements of historical fact may constitute forward-looking statements or contain forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “project”, “predict”, “potential”, “plan”, “continue”, “estimate”, “expect”, “targeting”, “intend”, “could”, “might”, “seek”, “anticipate”, “should”, “believe” or variations thereof. Forward-looking information may relate to management’s future outlook and anticipated events or results and may include statements or information regarding the future plans or prospects of the Company.

Forward-looking information is based on certain factors and assumptions regarding, among other things, whether a binding offer is made by Brookfield Renewable in connection with the Brookfield Indication, the Company’s negotiations with prospective purchasers and the results of due diligence investigations conducted by prospective purchasers, the Company’s ability to successfully negotiate non-disclosure agreements with interested parties, the availability of a financially superior offer, the outcome of discussions with and potential regulatory proceedings before the Ontario Securities Commission, the Company’s future growth, results of operations, performance, business prospects and opportunities as well as the economic environment in which the Company operates. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: the possibility that no binding offer will be made by Brookfield Renewable in respect of the Brookfield Indication and that, if such an offer is made, it will be materially different from the current Brookfield Indication or will not be consummated for any reason, actions taken by the Offeror or Brookfield Renewable, actions taken by the Western Wind Shareholders in relation to the Offer, the possible effect of the Offer on the Company’s business, the outcome of the Company’s previously-announced sale process, the ability of the Company to successfully negotiate non-disclosure agreements with interested parties, the availability of value-maximizing alternatives relative to the Offer and the actions of the Ontario Securities Commission in relation to the Company’s submissions. Additional risks and uncertainties can be found in the Company’s MD&A for the year ended December 31, 2011 and the Company’s other continuous disclosure filings which are available on SEDAR (as defined below) at www.sedar.com.

Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements including, without limitation: the risk that no binding offer will be made in respect of the Brookfield Indication and that, if such an offer is made, it will be materially different from the current Brookfield Indication or will not be consummated for any reason, the progress of Western Wind’s sales process, whether the Company is able to successfully negotiate the terms of non-disclosure agreements with interested parties, the results of due diligence investigations conducted by interested parties, and, assuming the Company receives an expression of interest, whether a financially superior offer for Western Wind emerges, whether the Company is able to successfully negotiate a prospective sales transaction, whether the conditions of any proposed transaction, including receipt by the Company of all necessary approvals, are met, and whether any regulatory proceedings before the Ontario Securities Commission are successful. The Board of Directors believes that the expectations reflected in the forward-looking statements contained in this Notice of Change are reasonable, but no assurance can be given that they will prove to be correct. Actual results and future events may differ materially from those anticipated and accordingly forward-looking statements should not be unduly relied upon. Forward-looking statements contained in this document speak only as of the date of this Notice of Change. Except as required by applicable law, Western Wind disclaims any obligation to update any forward-looking information.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Western Wind is a reporting issuer in British Columbia, Alberta and Ontario and files its continuous disclosure documents and other documents with Canadian securities regulatory authorities in each such provinces

- ii -

and with the United States Securities and Exchange Commission. These documents are available under the Company’s profile on the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com, and at www.sec.gov. Certain information in this Notice of Change that is contained in documents filed, or specified as having been filed on SEDAR is qualified in its entirety by reference to the complete text of such documents which may be obtained through the Company’s profile on SEDAR.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Notice of Change has been prepared by Western Wind in accordance with disclosure requirements under applicable Canadian law. Shareholders of Western Wind (“Western Wind Shareholders” or the “Shareholders”) in the United States and otherwise outside of Canada should be aware that these requirements may be different from those of the United States or other jurisdictions. Financial statements, if any, included or described herein have been prepared in accordance with United States generally accepted accounting principles. The enforcement by Western Wind Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Western Wind is a corporation organized under the laws of the Province of British Columbia and that a majority of its officers and directors are residents of Canada. Western Wind Shareholders in the United States may not be able to sue Western Wind or its officers or directors in a foreign court for violation of United States securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce judgment obtained from a court of the United States.

- iii -

NOTICE OF CHANGE

This Notice of Change amends and supplements the supplementary directors’ circular dated January 21, 2013 (the “Supplementary Directors’ Circular”) issued by the board of directors (the “Board of Directors” or “Board”) of Western Wind Energy Corp. (“Western Wind” or the “Company”) in connection with the unsolicited offer (the “Offer”) by WWE Equity Holdings Inc. (the “Offeror”), an indirect subsidiary of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) dated November 26, 2012 to acquire all of the issued and outstanding common shares (the “Shares” or the “Western Wind Shares”) of Western Wind in exchange for $2.50 in cash per Share, upon the terms and subject to the conditions set forth in the circular of the Offeror dated November 26, 2012 (the “Offeror Circular”).

This Notice of Change should be read together with the Supplementary Directors’ Circular. Capitalized terms used herein and not otherwise defined have the meanings given to such terms in the Supplementary Directors’ Circular.

All information provided in this Notice of Change relating to the Offeror, Brookfield Renewable and the Offer is derived from information contained in the Offeror Circular. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

All dollar references in this Notice of Change are in Canadian dollars, unless otherwise indicated.

RECENT DEVELOPMENTS

In the days prior to the date on which the Supplementary Directors’ Circular was mailed, representatives of the Company and its financial advisors met with Brookfield Renewable to discuss the possibility of Brookfield Renewable improving the terms of the Offer. While progress was being made on that front, Brookfield Renewable did not present a proposal for an amended Offer by the time that the Supplementary Directors’ Circular was required to be filed pursuant to applicable securities laws.

On January 22, 2013, representatives of Brookfield Renewable made an indication to the Company’s financial advisors that they were prepared to acquire all of the issued and outstanding Western Wind Shares in exchange for (i) $2.50 in cash per Share, and (ii) the Yabucoa Project, which would be spun out to a new public company for the benefit of Shareholders (the “Brookfield Indication”). The Brookfield Indication simply addressed price and no other details of the offer were discussed. No binding offer in respect of the Brookfield Indication has been made or accepted, and there is no assurance that a formal proposal will be made by Brookfield Renewable.

While the Board of Directors believes that the total value of the Brookfield Indication is approaching the range where the Board believes the Company should be valued, additional discussions will still need to be held with Brookfield Renewable should they wish to make a binding offer in respect of the Brookfield Indication.

As disclosed in the Supplementary Directors’ Circular, the special committee of the Board of Directors (the “Special Committee”) has continued both its review and analysis of the Offer and the Company’s process to elicit other transactions that could provide greater value to Shareholders. The auction process has been progressing as planned and as part of that process, the Board of Directors continues to be in discussions with potential buyers including Brookfield Renewable. However, no binding offer has been made as of the date of this Notice of Change.

The Offeror acquired its interest in the Company after the announcement of the sale process. The Board of Directors is of the view that this was done to influence the sale process. To date, the presence of the Offer in addition to Brookfield Renewable’s position as a significant shareholder of the Company has had a chilling effect on the sale process.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS

After careful consideration, including a thorough review of the Offer, as well as other factors, including the Brookfield Indication and those factors discussed under the heading “Reasons For Recommendation” in this Notice of Change, on January 22, 2013, the Special Committee delivered to the Board of Directors its report containing its unanimous recommendation that the Board of recommend that Shareholders REJECT the Offer.

On January 22, 2013, the Board of Directors met to consider the recommendations of the Special Committee. The Board of Directors has carefully reviewed and considered the Offer, with the benefit of the report of the Special Committee. Based upon the foregoing, the Board of Directors has unanimously determined that it will recommend that Shareholders REJECT the Offer.

Shareholders are urged to consider the Offer carefully, and to read this Notice of Change in its entirety before deciding whether to accept or reject the Offer. Any Shareholder who is in doubt as to how to respond to the Offer, including whether or not to tender or to withdraw his or her Shares, should consult his or her own investment dealer, tax advisor, lawyer or other professional advisor.

Any Shareholder who has tendered his or her Shares to the Offer and wants to withdraw them should follow the instructions on the Notice of Withdrawal included with this Notice of Change. Registered Shareholders must deliver, mail or fax a completed Notice of Withdrawal to Canadian Stock Transfer Company Inc., the depository of Brookfield Renewable, at the address or fax number set forth in the Notice of Withdrawal, in accordance with the instructions set forth in Section 7 on pages 28 & 29 of the Offeror Circular. Shareholders who hold Shares through a brokerage firm should contact their brokers to withdraw Shares on their behalf.

REASONS FOR RECOMMENDATION

In the Supplementary Directors’ Circular, the Board made no recommendation to Shareholders in respect of the Offer, noting that ultimately, it is a choice that will rest on each Shareholder’s personal circumstances, appetite for risk and tolerance of uncertainty. The following is a summary of the principal reasons why the Special Committee and the Board have decided to recommend that Shareholders REJECT the Offer:

  The combined consideration under the Brookfield Indication, if a formal proposal were agreed to and consummated, would represent an increase in the consideration offered under the Offer.

  The Brookfield Indication, if a formal proposal were agreed to and consummated, would permit Shareholders to continue to participate in development of the Yabucoa Project.

  There are significant risks and uncertainties related to the Offer, which are described in further detail below. See “Risks Related to the Offer”.

The foregoing is only a summary of the information and factors considered by the Special Committee and the Board. This summary is not intended to be exhaustive of the factors considered by them in reaching their conclusions and recommending rejection of the Offer, but includes the material information, factors and analysis considered by the Special Committee and the Board. The members of the Special Committee and the Board evaluated various factors summarized above in light of their own knowledge of the business, financial condition and prospects of the Company, and based upon the advice of legal counsel. In light of the numerous factors considered in connection with their evaluation of the Offer, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching their conclusions and their decision to recommend acceptance of the Offer. In addition, the individual members of the Special Committee and the Board may have given different weight to different factors. The conclusions of the Special Committee and the Board were made after considering the totality of the information and factors involved.

Risks Related to the Offer

The Offer is subject to a number of risks and uncertainties, including but not limited to the following:

1.

Western Wind has made submissions to staff of the Ontario Securities Commission in respect of the Offeror’s ability to rely on an exemption from the requirement to obtain a formal valuation in respect of the Offer. The Special Committee believes that a formal valuation will benefit all Shareholders in that it will allow them to assess the price offered by the Offeror relative to the fair market value of the Shares as determined by an independent valuator. See “Recent Events – Formal Valuation Requirement Applicable to the Offeror’s Insider Bid” in the Supplementary Directors’ Circular.

2.

The Offer is highly conditional to the benefit of the Offeror. There are a number of conditions which are not subject to a materiality threshold or other objective criteria but provide the Offeror with a broad range of grounds upon which it may decline to proceed with the Offer.

3.

The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of Shareholders and could, therefore, adversely affect the liquidity and market value of the remaining Shares held by the public.

4.

Under the Offer, the Offeror may gain effective control of the Company without any obligation to acquire the outstanding Shares that were not tendered to its bid. This is inherently coercive because a Shareholder may feel compelled to tender Shares to the Offer, even if the Shareholder considers the offer price to be inadequate, to avoid the risk that the Shareholder may be left holding a minority investment at a reduced price reflective of a minority discount and with significantly less liquidity.

5.

In the Offeror Circular, the Offeror has advised that if it cannot complete a subsequent acquisition transaction, it will evaluate its alternatives, which may include purchasing Shares in the market, in privately negotiated transactions, in another take-over bid for Western Wind, or otherwise, or taking no further action to acquire additional Shares. Any additional purchases will be at the discretion of the Offeror, and could be at a price greater than, equal to or less than the Offer price.

WESTERN WIND

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net megawatts of rated capacity in production in California and Arizona. In addition, Western Wind owns substantial development assets for solar and wind energy in the United States.

The Company owns and operates three wind energy generation facilities in California and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120-megawatt Windstar and the 4.5-megawatt Windridge facilities in Tehachapi and the 30-megawatt Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5-megawatt Kingman integrated solar and wind facility. The Company is developing further wind and solar energy projects in California, Arizona and Puerto Rico.

Western Wind’s head office is located at Suite 1326 – 885 West Georgia Street, Vancouver, B.C., V6C 3E8. The Company also has branch offices in Scottsdale, Arizona and Tehachapi, California. The Company’s registered and records office is located at Suite 300 – 576 Seymour Street, Vancouver, B.C., V6B 3K1.

THE OFFEROR AND BROOKFIELD RENEWABLE

The Offeror was incorporated on August 22, 2012 under the Business Corporations Act (Ontario). The Offeror was formed for the purpose of the Offer and has not carried on any other business. The Offeror is an indirect subsidiary of Brookfield Renewable. The Offeror’s registered and records office is located at Brookfield Place, 181 Bay Street, Suite 300, Toronto, ON, M5J 2T3.

Brookfield Renewable is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Brookfield Renewable’s registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. Brookfield Renewable’s common shares trade on the Toronto Stock Exchange under the symbol “BEP.UN”. Brookfield Renewable is a reporting issuer in all of the provinces and territories of Canada and its continuous disclosure documents are available online at www.sedar.com.

INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS WITH RESPECT TO THE OFFER

Each of the directors and officers of Western Wind has indicated that he or she has not accepted and at this time does not intend to accept the Offer. To the knowledge of the directors and officers of Western Wind, after reasonable enquiry, no associate or affiliate of Western Wind, no associate or affiliate of a director or officer of Western Wind, no person holding more than 10% of the issued and outstanding Western Wind Shares and no person acting jointly or in concert with Western Wind, has accepted or indicated an intention to accept the Offer.

OWNERSHIP OF WESTERN WIND SHARES

Western Wind is authorized to issue an unlimited number of Shares without par value and an unlimited number of Class A preferred shares without par value, issuable in series. As at January 21, 2013 there were 70,462,806 Western Wind Shares issued and outstanding, each entitled to one vote per Share. In addition, there were 2,043,419 common share purchase options and 1,546,609 common share purchase warrants outstanding, each entitling the holder to acquire one Western Wind Share.

The Western Wind Shares are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “WND”. The Western Wind Shares are also listed and posted for trading on the OTCQX under the symbol “WNDEF”.

The names of the directors and officers of Western Wind, the positions held by them and the number and percentage of class of securities of Western Wind beneficially owned, or over which control or direction is exercised as of the date hereof by each of them and where known after reasonable inquiry by their respective associates or affiliates, are set out in the Supplementary Directors’ Circular.

TRADING IN SECURITIES OF WESTERN WIND

Since the date of the Supplementary Directors’ Circular, none of Western Wind, the directors or the officers of Western Wind nor, to the knowledge of the directors and officers of Western Wind after reasonable enquiry, any of their respective associates or affiliates, or any person or company acting jointly or in concert with Western Wind, has traded any Western Wind Shares.

ISSUANCES OF SECURITIES OF WESTERN WIND

Since the date of the Supplementary Directors’ Circular, no Western Wind Shares or other securities convertible into or exchangeable for Western Wind Shares have been issued or granted to the directors, officers or other insiders of Western Wind.

OWNERSHIP OF SECURITIES OF THE OFFEROR AND BROOKFIELD RENEWABLE

None of Western Wind, the directors or officers of Western Wind nor, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with Western Wind, owns, directly or indirectly, or exercises control or direction over, any securities of the Offeror or Brookfield Renewable.

ARRANGEMENTS OR AGREEMENTS REGARDING THE OFFEROR OR BROOKFIELD RENEWABLE

No arrangement, agreement, commitment or understanding has been made, or is proposed to be made, between the Offeror or Brookfield Renewable and any of the directors or senior officers of Western Wind relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

None of the directors or senior officers of Western Wind is a director or senior officer of the Offeror, Brookfield Renewable or any of its subsidiaries.

ARRANGEMENTS BETWEEN WESTERN WIND AND ITS DIRECTORS OR OFFICERS

Except as disclosed in the Supplementary Directors’ Circular, there are no agreements, commitments or understandings made or proposed to be made between Western Wind and any of the directors or officers of Western Wind, including agreements, commitments or understandings pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

INTERESTS IN MATERIAL TRANSACTIONS OF OFFEROR

None of the directors or officers of Western Wind or their associates, and to the knowledge of such directors and officers after reasonable enquiry, no person or company who owns more than 10% of the issued and outstanding Western Wind Shares has any interest in any material transaction to which the Offeror is a party.

SHAREHOLDER RIGHTS PLAN

Western Wind has a shareholder rights plan agreement (the “Rights Plan”) in place effective April 5, 2005 as amended on May 17, 2010. A copy of the Rights Plan is available under the Company’s profile on SEDAR. The Board of Directors believes that the Rights Plan is an important instrument to allow the Company sufficient time to pursue alternatives that may lead to a higher offer for the Shares. The Board of Directors intends to use the Rights Plan only to advance the interests of Shareholders in their capacity as shareholders, and has embarked on a process intended to maximize value for the Shareholders.

By permitting all Shareholders other than an unsolicited bidder to purchase Shares at a discount, the Rights Plan is intended to encourage a person interested in acquiring 20% or more of Western Wind’s outstanding Shares to do so by way of a Permitted Bid (as defined in the Rights Plan) or otherwise to make a take-over bid that the Board of Directors considers as representing the full value of the Shares. A Permitted Bid is one which meets certain established standards of fairness, including a requirement that it remain open for at least 60 days.

The Company and its legal advisors have been in discussions with the Offeror and the British Columbia Securities Commission regarding whether the Offer constitutes a Permitted Bid under the Rights Plan. Having now received sufficient assurances from the Offeror in this regard, the Board of Directors has determined that the Offer constitutes a Permitted Bid.

NO MATERIAL CHANGES

Except for the Offer or as disclosed in this Notice of Change or otherwise publicly disclosed, the directors and officers of Western Wind are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Western Wind since November 29, 2012, being the date of the last published unaudited interim financial statements of Western Wind.

OTHER INFORMATION

As of the date hereof, except as disclosed in this Notice of Change or otherwise publicly disclosed, there is no information that is known to the directors or officers of Western Wind that would reasonably be expected to affect the decision of the Western Wind Shareholders to accept or reject the Offer.

STATEMENT OF RIGHTS

Securities legislation of the provinces and territories of Canada provides security holders of Western Wind with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF NOTICE OF CHANGE

The contents of this Notice of Change and the delivery thereof have been approved and authorized by the Board of Directors.

CERTIFICATE

January 23, 2013

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors of Western Wind Energy Corp.

(Signed) V. JOHN WARDLOW	(Signed) MICHAEL BOYD
Director and Chairman of the Special Committee	Director and Chairman of the Board